UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                           Commission File Number 001-08568
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(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: December 31, 2004
                  -----------------

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________

___________________________________________________________________________


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                                   PART I
                           REGISTRANT INFORMATION


IGI, Inc.
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Full name of registrant


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Former name if applicable

105 Lincoln Avenue
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Address of principal executive office (Street and number)

Buena, New Jersey  08310
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City, state and zip code


                                   PART II
                           RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      KPMG LLP, the registrant's former independent registered public accountants, was not able to complete its review of the Registrant's Annual Report on Form 10-K in sufficient time to permit the timely filing of the Form 10-K. Management anticipates that the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 will be filed on or before the fifteenth calendar day following its prescribed due date.


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                                   PART IV
                              OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Frank Gerardi,
Chairman and Chief Executive Officer         (856) 697-1441
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(Name)                                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            Yes [X]  No [ ]

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes [ ]  No [X]

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  IGI, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2005                   By: /s/ Frank Gerardi
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                                           Frank Gerardi
                                           Chairman and Chief Executive
                                            Officer


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                                                                  Exhibit A

April 1, 2005

IGI, Inc.
105 Lincoln Avenue
Buena, New Jersey 08310

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by IGI, Inc. on or about
April 1, 2005, which contains notification of the registrant's inability to file its Form 10-K by March 31, 2005. We have read the Company's statement contained in Part III therein and we agree with the stated reason as to why we were unable to re-issue our report on the Company's consolidated financial statements for the year ended December 31, 2003, to be included in its Form 10-K for the year ended December 31, 2004.

Very truly yours,

/s/ KPMG LLP


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